Dechert LLP
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Washington, DC  20006-1110
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www.dechert.com

April 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Salem Street Trust (the “Trust”)

Fidelity International Sustainability Index Fund

Fidelity U.S. Sustainability Index Fund (the “Funds”)

File Nos. 002-41839 and 811-02105

Post-Effective Amendment No. 367

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 367 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which accompanies this letter.  In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company (“FMR”), the Funds’ investment adviser.  FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson